# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Landsea Homes Corporation, CIK 0001721386
CUSIP: 51509P103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, Texas (TX), 75202
Date of event which requires filing of this statement: 09/26/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001069157

## Reporting persons
- East West Bancorp, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 3,225,578; shared voting power 0; sole dispositive power 3,225,578; shared dispositive power 0; aggregate amount beneficially owned 3,225,578 (8.9% of the class)
- East West Bank: type of reporting person: bank (BK); citizenship or place of organization: California (CA); member of a group; sole voting power 3,225,578; shared voting power 0; sole dispositive power 3,225,578; shared dispositive power 0; aggregate amount beneficially owned 3,225,578 (8.9% of the class)

## Item 1. Issuer
Name of issuer: Landsea Homes Corporation
Address of issuer's principal executive offices: 1717 McKinney Avenue, Suite 1000, Dallas, TX, 75202

## Item 2. Person Filing
Name of person filing: East West Bancorp, Inc., on behalf of itself and its wholly owned banking subsidiary, East West Bank
Address of principal business office or, if none, residence: 135 N. Los Robles Ave., 7th Fl, Pasadena, CA 91101
Citizenship:
East West Bancorp, Inc. is a Delaware corporation.
East West Bank is a California state banking corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,225,578 shares of Common Stock
Percent of class: 8.89
Sole power to vote or to direct the vote: 3,225,578 shares of Common Stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,225,578 shares of Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Amended and Restated Agreement Regarding Consensual Resolution of Credit Facility

Landsea Holdings Corporation ("Landsea Holdings"), as the borrower, and East West Bank, as the lender, entered into that certain Business Loan Agreement dated June 7, 2022 (the "Original Loan Agreement"), pursuant to which East West Bank extended a loan up to $5,000,000 (the "Original Loan") to Landsea Holdings with 2,025,000 shares of Common Stock pledged to East West Bank as the collateral to secure Landsea Holdings' obligations under the Original Loan pursuant to the Commercial Pledge Agreement dated June 7, 2022 between Landsea Holdings and East West Bank. On June 29, 2023, Landsea Holdings and East West Bank entered into that certain Change in Terms Agreement ("Change in Terms Agreement") to amend the Original Loan Agreement by increasing the credit facility to $9,139,137.59 (the "New Loan"), and Landsea Holdings agreed to pledge additional 1,200,578 shares of Common Stock, as a result of which a total of 3,225,578 shares of the Issuer's Common Stock (the "Pledged Stock") held by Landsea Holdings would be pledged to secure the New Loan on the terms and conditions of the Commercial Pledge Agreement dated June 29, 2023 between Landsea Holdings and East West Bank (collectively with the Original Loan Agreement as amended by the Change in Terms Agreement, and all other documents executed in connection therewith, the "Loan Documents"). The New Loan closed on July 12, 2023. Landsea Holdings therefore executed and delivered on July 12, 2023 an irrevocable transfer power to pledge additional 1,200,578 shares of the Issuer's Common Stock in addition to the 2,025,000 shares of the Issuer's Common Stock which were already pledged to East West Bank to secure the Original Loan, as reported in Landsea Holdings' Amendment No. 3 and Amendment No. 6 to Schedule 13D as filed.

Due to certain events of default, East West Bank has elected to take ownership of the Pledged Stock in a strict foreclosure action pursuant to Article 9 of the UCC and in full satisfaction of the obligations of Landsea Holdings under the Loan Documents. In order to resolve the events of default amicably and expeditiously, East West Bank and Landsea Holdings entered into that certain Agreement Regarding Consensual Resolution of Credit Facility dated September 22, 2024 (the "Original Resolution Agreement"), pursuant to which after East West Bank took the ownership of the Pledged Stock to satisfy Landsea Holdings' obligations under the Loan Documents, any balance of the proceeds from the sale of the Pledged Stock after fully satisfying the outstanding loan including imputed interest through such sale date and applicable taxes shall be paid to Landsea Holdings.

On September 26, 2024, the transfer of the Pledged Stock to East West Bank was completed. On September 26, 2024, East West Bank and Landsea Holdings entered into that certain Amended and Restated Agreement Regarding Consensual Resolution of Credit Facility, which amended the Original Resolution Agreement by deleting certain conditions and restrictions on the sale of the Pledged Stock by East West Bank. The Amended and Restated Agreement Regarding Consensual Resolution of Credit Facility is attached as Exhibit 16 to Landsea Holdings' Amendment No. 11 to its Schedule 13D and incorporated into this Item 6 by reference.

The percentage ownership is based upon 36,282,883 shares of Common Stock issued and outstanding as of September 20, 2024.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by East West Bancorp, Inc. on behalf of itself and its wholly owned subsidiary East West Bank.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- East West Bancorp, Inc.: East West Bancorp, Inc., Douglas Krause / Vice Chairman & Chief Corporate Officer (12/13/2024)
- East West Bank: East West Bank, Douglas Krause / Vice Chairman & Chief Corporate Officer (12/13/2024)